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                            April 21, 2022

       Kevin R. Sayer
       President and Chief Executive Officer
       DEXCOM, INC.
       6340 Sequence Drive
       San Diego, California 92121

                                                        Re: DEXCOM, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed on February
14, 2022
                                                            Form 8-K Dated
February 10, 2022
                                                            Response Dated
March 29, 2022
                                                            File No. 000-51222

       Dear Mr. Sayer:

              We have reviewed your response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K Dated February 10, 2022

       Table E. Itemized Reconciliation Between GAAP and Non-GAAP Financial Measures, page 9

   1. We appreciate the information provided to us in your response letter and during the conference calls
related to comment one in our letter dated March 22, 2022. We believe that your adjustments
to exclude the non-cash collaborative research and development fee from non-GAAP operating
income, non-GAAP adjusted EBITDA, non-GAAP net
                                                        income and non-GAAP net
income per share are inconsistent with Rule 100(b) of
                                                        Regulation G. Please
confirm to us that you will no longer include these adjustments in any non-GAAP financial
measure presented in accordance with Item 10(e) of Regulation
                                                        S-K or Regulation G.
 Kevin R. Sayer
DEXCOM, INC.
April 21, 2022
Page 2

      You may contact Christie Wong at (202) 551-3684 or Kristin Lochhead, Senior Staff
Accountant, at (202) 551-3664 with any questions.



FirstName LastNameKevin R. Sayer                        Sincerely,
Comapany NameDEXCOM, INC.
                                                        Division of Corporation
Finance
April 21, 2022 Page 2                                   Office of Life Sciences
FirstName LastName